Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was first given by Don Argus, Chairman, BHP Billiton on July 4, 2008.

Mr Don Argus AO Chairman, BHP Billiton

Slide 2
Disclaimer
By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied.  To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited ("Rio Tinto") is based on public information which has not been independently verified.
This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).  No offering of securities shall be made into the United States except pursuant to registration under the
US Securities Act of 1933, as amended, or an exemption therefrom.  Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly)
in Japan.  The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons").  This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.)  These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.
Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto’s filings with the U.S. Securities and Exchange Commission ("SEC") (including in Annual
Reports on Form 20-F) which are available at the SEC's website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK
Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.
No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Slide 3
Disclaimer (continued)
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement
( the “Registration Statement”), which will contain a prospectus ( the “Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT,
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS
ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited
shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S.
securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Slide 4 Today’s discussion • Introduction • BHP Billiton – yesterday, today and tomorrow • Summary of the offer for Rio Tinto

Slide 5
Introduction
• Joined the board November 1996, Chairman April 1999
• Chairman of BHP Billiton Limited and BHP Billiton Plc since formation
• Market capitalisation rown from ~US$31bn in 2001 to ~US$220bn in 2008
• Four CEOs in that period
– Paul Anderson
– Brian Gilbertson
– Chip Goodyear
– Marius Kloppers
• Board sound and strong with right skills and experience
• Positioned for the next stage of growth and sophistication
g

Slide 6 Today’s discussion • Introduction • BHP Billiton – yesterday, today and tomorrow • Summary of the offer for Rio Tinto

29-Jun-01
28-Jun-02
30-Jun-03
30-Jun-04
30-Jun-05
30-Jun-06
29-Jun-07
31-Oct-07

bhpbilliton
resourcing the future

Slide 7
100
110
120
130
140
150
160
170
FY01 FY02 FY03 FY04 FY05 FY06 FY07
BHP Billiton
8% CAGR
Rio Tinto
4% CAGR
BHP Billiton’s track record in production growth and value
growth speaks for itself
Notes:
a) Source: Rio Tinto production numbers sourced from 2006 Annual and 2007 Half-Year Reports. Note: Production shown for the comparable 12 months ending 30-June for both BHP
Billiton and Rio Tinto. Converted to copper equivalent units using BHP Billiton FY2007 average realised prices and BHP Billiton estimates. Excludes production from sold/ceased operations. Production growth does not include production for the six month period ending 31-Dec-2007.
b) Source: Datastream and financial reports and company filings of BHP Billiton and Rio Tinto. Market capitalisation based on shares outstanding and share price as at the dates shown. In addition, over the period from 29 -Jun-2001 to 31-Oct-2007, BHP Billiton undertook share buybacks of US$11.4bn and Rio Tinto undertook share buybacks of US$4.8bn and paid a special dividend of US$1.5bn in 2006.
Production growth
(a)
(Index: FY2001 production = 100)
Market capitalisation
(US$bn)
0
30
60
90
120
150
180
210
240
BHP Billiton
CAGR: 37%
Rio Tinto
CAGR: 29%
US$230bn
US$31bn
US$122bn
US$24bn
(b)

Slide 8
A record of growth driven from a unique diversified
portfolio, balanced across high margin commodities…
Underlying EBITDA
(12 months, US$bn)
Underlying EBITDA margin
(a)
(CY2007, 12 months)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending 31-Dec-2007.
a) EBITDA margin excludes third party sales.
52%
40%
36%
70%
52%
43%
75%
23%
34%
Iron Ore
Manganese
Metallurgical Coal
Base Metals
Stainless Steel
Materials
Aluminium
Petroleum
Energy Coal
Diamond &
Specialty Products
0
6,000
12,000
18,000
24,000
FY2002 CY2007
4,677
23,623
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless Steel
Materials
Diamond & Specialty Products
Non
Ferrous
(56%)
Energy
(21%)
Carbon
Steel
Materials
(22%)

Slide 9
… which generates strong cash flow - delivering value
growth through reinvestment and return to shareholders
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
H1 H2
0
1,500
3,000
4,500
6,000
7,500
9,000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Available cash flow
(US$m)
Organic growth
(US$m)
Return to shareholders
(US$m)
Note: FY2005, FY2006, FY2007 and H1 FY2008 have been calculated on the basis of the IFRS. Prior periods have been calculated on the basis of UK GAAP.
(a) Capital and Exploration FY expenditures (exclude acquisitions).
(b) Dividends paid and share buybacks.
0
1,500
3,000
4,500
6,000
7,500
9,000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
(a)
(b)

Slide 10
China’s urban population is on track to reach one billion
China population by city size
(Millions of people)
143
157
149
232
160
315
86
102
34
120
572
926
2005 2025
Big town
(<0.5m)
Small
(0.5m–1.5m)
Midsized
(1.5m–5m)
Big (5m–10m)
Mega (10m+)
Source: McKinsey Global Institute, March 2008, “Preparing for China’s Urban Billion”.
– the number of times which GDP will have
multiplied by 2025
5
of these buildings could be skyscrapers – the
equivalent to constructing up to ten New York
cities
50,000
square metres of floor space will be built – in
five million buildings
40
billion
mass-transit systems could be built
170
square metres of road will be paved
5
billion
Chinese cities will have over one million people
living in them – Europe has 35 today
221
China's expected urbanisation in 2025

Slide 11
Industrialisation and urbanisation in China have a long way to go …
China’s tiered city structure
2005 2010 2020
84 tier 1-3 cities
(a)
106 tier 1-3 cities
(b)
143 tier 1-3 cities
(c)
Tier 1
Tier 2
Tier 3
Source: Global Insight; National Bureau of Statistics of China – China Statistical Yearbook; McKinsey & Company, 2006.
a) Tier 1 city defined as registered population >4.6 m and nominal GDP/capita >US$3,200, tier 2 city defined as either registered population >4.6 m and nominal GDP/capita at least US$1,600 or nominal GDP/capita >US$3,200 and registered population at least 1.5m, tier 3 city defined as registered population
US$1,600-US$3,200.
b) Tier 1 city defined as registered population >4.8 m and nominal GDP/capita >US$3,600, tier 2 city defined as either registered population >4.8 m and nominal GDP/capita at least US$1,800 or GDP/capita >US$3,600 and registered population at least 1.6m, tier 3 city defined as registered population 1.6-4.8 m or nominal GDP/capita US$1,800-
US$3,600.
c) Tier 1 city defined as registered population >5.0 m and nominal GDP/capita >US$4,800, tier 2 city defined as either registered population >5.0 m and nominal GDP/capita at least US$2,400 or GDP/capita >US$4,800 and registered population at least 1.7m, tier 3 city defined as registered population
US$4,800
1.7-5.0 m or nominal GDP/capita US$2,400-
1.5-4.6 m or nominal GDP/capita

Slide 12
0
200
400
600
800
1,000
1,200
1,400
1997 2007
… with Chinese, not US, growth driving global metals
demand over the past 10 years
Copper consumption (kt) Nickel consumption (kt)
Seaborne iron ore (mt)
Energy consumption (mtoe)
China USA Other
Notes: Seaborne iron ore demand based on import statistics - CRU data for 2007, IISI data for 1997. Energy consumption is all uses of coal, gas, oil and nuclear, expressed as millions tonnes of oil equivalent, 2007 data not yet available.
Source: CRU, Brook Hunt, BP Statistical Review of World Energy (2007), IISI.
0
2,000
4,000
6,000
8,000
10,000
12,000
1996 2006
0
3,000
6,000
9,000
12,000
15,000
18,000
1997 2007
0
150
300
450
600
750
900
1997 2007

Slide 13
Steel is an essential input as nations industrialise and urbanise
Finished steel consumption
(kg/capita)
Source: World Bank; Government Statistics for Taiwan;
IISI—
0
250
500
750
1,000
1,250
0 5,000 10,000 15,000 20,000 25,000 30,000
GDP/Capita (Jan-2008 Constant US Dollars)
China
India
Japan
Korea, Rep.
Taiwan
Germany
United States

Slide 14
Boffa/Santou
Refinery
As at 2 May 2008
Proposed capital expenditure
<$500m
$501m-$2bn $2bn+
SSM
Energy Coal
D&SP
Iron Ore Base Metals Petroleum
Met Coal
CSG
Manganese
Aluminium
Neptune
Atlantis
North
Klipspruit
GEMCO
Zamzama
Phase 2
Maruwai
Stage 1
Mt Arthur
Coal UG
Newcastle
Third Port
Nimba
WA Iron Ore
Quantum 1
CW Africa
Exploration
WA Iron Ore
Quantum 2
Peak Downs
Exp
DRC
Smelter
Mad Dog
West
KNS
Exp
Hallmark
Corridor
Sands 1
Puma
Cerrejon
Opt Exp
Angostura
Gas
BHP Billiton’s future is assured
Navajo
Sth
Bakhuis
Maruwai
Stage 2
Antamina
Exp
Goonyella
Expansions
Olympic Dam
Expansion 3
Corridor
Sands 2
Knotty
Head
Maya
Nickel
Gabon
RBM
Olympic Dam
Expansion 2
Browse
LNG
Resolution
Saraji
Thebe
CMSA
Pyro Expansion
Cannington
Life Ext
SA Mn
Ore Exp
Wards
Well
Eastern
Indonesian
Facility
NWS
WFGH
Blackwater
UG
Red Hill
UG
GEMCO
Exp
Samarco 4
Shenzi
Nth
Neptune
Nth
Scarborough
Caroona
Kennedy
MKO
Talc
2010 2008
Execution
2013
Feasibility Future Options
CMSA Heap
Leach 2
Olympic Dam
Expansion 1
Angola
& DRC
Macedon
CMSA Heap
Leach 1
Perseverance
Deeps
NWS Nth
Rankin B
WA Iron Ore
RGP 5
Turrum
NWS
CWLH
Guinea
Alumina
Douglas-
Middelburg
Pyrenees
Alumar
Shenzi
NWS
T5
WA Iron Ore
RGP 4
Kipper
Samarco
Worsley
E&G
NWS
Angel
Cliffs
Ekati
Daunia
Canadian
Potash
Escondida
3rd Conc

Slide 15
…and has created considerable wealth for global investors so far…
BHP Billiton Plc
(a)
(GBP)
Source: Bloomberg, Datastream as at 26-Jun-2008
a)      Dividends/distributions assumes that the dividends are received in cash and reinvested in BHP Billiton. Includes the value of bonus shares distributed to BHP Billiton PLC
A holder of 1,000 BHP Billiton Plc shares on 28 June 2001 would have seen the value of their total holding increase by 534%
-
5,000
10,000
15,000
20,000
25,000
30,000
Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07
Value at  26 June 2008: £22,077
Value at  28 June 2001: £3,480
Bluescope shareholders post the Steel spin-off.

Slide 16
Our message to BHP Billiton shareholders
• BHP Billiton is a strong company today and will be with or without Rio Tinto
– A superior track record of delivering shareholder value
– A deep and diversified portfolio of resources assets
– Excellent management of those assets
– Genuinely global operating capability
– Our strategy is clear and has been stable since 2001
• The offer is structured to deliver to BHP Billiton shareholders a fair value uplift
– Unlocks unique value for both groups of shareholders because of the quantified synergies and other benefits
– These benefits are not available to Rio Tinto shareholders or BHP Billiton shareholders on a standalone basis
• The offer is compelling

Slide 17 Today’s discussion • Introduction • BHP Billiton – yesterday, today and tomorrow • Summary of the offer for Rio Tinto

Slide 18
Offer for Rio Tinto – A compelling combination
Optimising mineral basin positions and infrastructure
– Lower cost, more efficient production
– Unlocking volume through matching reserves with infrastructure
Enhanced platform for future growth
– Deployment of scarce resources to highest value opportunities
– Greater ability to develop the next generation of large scale projects in new geographies
– Better positioned as partner of choice with governments and stakeholders
– Efficient exploration and infrastructure development
Unique synergies and combination benefits
– Economies of scale – especially procurement
– Avoid duplication, reduce corporate and divisional non-operating costs
– Accelerate tonnage delivered to market
2
3
1

Slide 19
Offer for Rio Tinto – Compelling terms
2.2 for 1
2.4 for 1
2.6 for 1
2.8 for 1
3.0 for 1
3.2 for 1
3.4 for 1
3.6 for 1
3.8 for 1
12-Jul-2007 07-Sep-2007 05-Nov-2007 01-Jan-2008 27-Feb-2008 24-Apr-2008 20-Jun-2008
Pre approach fair value exchange ratio
12-Nov-2007 BHP Billiton Proposal
06-Feb-2008
BHP Billiton Offer
Source: Datastream
a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80%
BHP Billiton Plc shares and 20% BHP Billiton Ltd shares. 2.4 fair value exchange ratio represents average for period between Rio Tinto offer for Alcan
(12-Jul-2007) and BHP Billiton approach to Rio Tinto Board (1-Nov-2007).

Slide 20
Legitimate questions for Rio Tinto shareholders
• Assuming a satisfactory regulatory outcome, Rio Tinto shareholders will be faced with 2 choices:
– Accept BHP Billiton’s offer, which is priced at a 45% premium to the pre-
approach trading valuations of the two companies; or
– Reject BHP Billiton’s offer, and require the Rio Tinto board to deliver this value on a standalone basis
• Rio Tinto shareholders will have 2 legitimate questions to ask of their Board
– On what grounds does the board justify rejecting the 45% premium value uplift plus pro rata share of synergies uplift, implied by BHP Billiton’s offer?
– How does the Rio Tinto Board propose to deliver to its shareholders this value that shareholders may forego by the Rio Tinto Board refusing to engage with BHP Billiton?
• Remember this is about relative value not absolute value